

February 20, 2018

Via E-Mail
Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re:** **Juno Therapeutics, Inc.**
> **Schedule 13E-3/A filed on February 14, 2018**
> **Filed by Blue Magpie Corporation and Celgene Corporation**
> **File No. 005-88476**
>
> **Schedule TO-T/A filed on February 14, 2018**
> **Filed by Blue Magpie Corporation and Celgene Corporation**
> **File No. 005-88476**

Dear Mr. Alles:

We have reviewed your amended filings and have the following comments. Where prior comments are referenced, they refer to our letter dated February 9, 2018.

Schedule TO-T/A

Exhibit (a)(1)(A) | Special Factors

1. Background

1. We have reviewed the arguments submitted in response to prior comment 13 in support of Celgene's belief it has complied with its obligations under Regulation 13D-G with respect to its holdings in, and plans with respect to, Juno and Juno's securities. Based on the facts and public disclosures, we express no view with respect to Celgene's position. Please be advised that amendments to Schedule 13D are regulated under §13(d)(2) and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the execution of a formal agreement or commencement of a tender offer. Generic disclosure reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. See Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

Schedule D – Opinion of Financial Advisor to Celgene

2. We have reviewed the arguments submitted in response to prior comment 15 and in support of Celgene's belief that J.P. Morgan's fairness opinion should not be relied upon by Juno stockholders for any purpose. We have also considered the related conclusion offered that it is appropriate to retain the disclaimer accompanying such opinion. While we will not request any additional disclosure at this time, we continue to believe that such disclaimers are inconsistent with the disclosures relating to the opinion.

We remind you that the participants in this transaction and their respective managements are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Robert Cantone, Esq.
Neil Belloff, Esq.